December 22, 2011

By U.S. Mail & Facsimile to 703-813-6987

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 9, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 8, 2011

File No. 001-11758

Dear Ms. Hayes:

Morgan Stanley (the “Company”) is pleased to respond to your letter of December 12, 2011 concerning its Form 10-K for Fiscal Year Ended December 31, 2010, Form 10-Q for the quarterly period ended March 31, 2011 and Form 10-Q for the quarterly period ended June 30, 2011.

For your convenience, we have restated your comment below.

General

Comment:

1.

We have become aware through various news reports that you may have accessed various Federal Reserve and Federal Deposit Insurance Corporation sponsored funding programs during 2008 and 2009, including the Term Auction Facility (TAF), Commercial Paper Funding Facility (CPFF), Temporary Liquidity Guarantee Program (TLGP), the Primary Dealer Credit Facility (PDCF) and the Term Securities Lending Facility (TSLF). We note from your disclosures during these periods that you appear to disclose the participation in certain programs, including the TLGP and the amounts of borrowing outstanding as of the balance sheet dates for that program, you disclose the existence and availability of certain other programs, such as the PDCF and

TSLF, but you do not appear to have provided quantified information as to the level or amounts of borrowings under these programs, and you do not provide any discussion about certain other programs that were in existence at this time, such as the TAF and CPFF. To the extent that you had borrowings under any of these programs during those periods, please tell us how you concluded that quantitative and qualitative disclosure about your participation in these programs was not required. Additionally, please provide your analysis as to whether you believe that any participation in these programs constituted a form of federal financial assistance, such that additional disclosure may have been required as to the effects of this assistance on your financial condition and results of operations pursuant to the guidance in FRC 501.06.c. Effects of Federal Financial Assistance Upon Operations.

Response:

1. Regulation S-K Item 303 and SEC Release Nos. 33-8350; 34-48960; FR-72

The Company believes the disclosure it made in 2008 and 2009 is appropriate and sufficient with respect to the various U.S. Treasury, Federal Reserve and Federal Deposit Insurance Corporation (“FDIC”) programs that were made available to financial institutions broadly during the credit crisis. Regulation S-K Item 303 requires that, among other things, a registrant must identify “…known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way” and “[d]escribe any known material trends, favorable or unfavorable, in the registrant’s capital resources”. In addition, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 (the “Interpretation”) provides further guidance on disclosure about liquidity and capital resources. The Interpretation states that, among other things, registrants should provide “a clear picture of the company’s ability to generate cash and to meet existing and known or reasonably likely future cash requirements” by disclosing, among other things, “difficulties involved in assessing the effect of the amount and timing of uncertain events”, analysis of the “underlying sources” of liquidity where such sources have “materially varied”, and, in addition to historical items, “the types of financing that are, or that are reasonably likely to be, available… and the impact on the company’s cash position and liquidity, should be considered and may be required.”

In determining the scope and level of its disclosure of its participation in the various governmental funding programs in 2008 and 2009, the Company evaluated its participation in these programs on a case-by-case basis, including whether participation in these programs, individually or collectively, was reasonably likely to have a material effect on the Company’s financial condition or operating performance. While the Company described all the programs it utilized in 2008 and 2009 in its annual reports on Form 10-K and quarterly reports on Form 10-Q, the degree of detail it provided varied, depending on the nature of the program and the extent of the Company’s usage of the program.

A. Disclosure of the Funding Programs Generally

The Company’s filings, during 2008, disclosed sharp decreases in interbank lending and commercial paper borrowing, which led to a severe credit freeze for both institutional and individual borrowers, particularly for financial institutions such as the Company. In order to revive the credit market, the U.S. government took a number of steps in 2008 that enhanced liquidity, as disclosed on pages 9 and 74, respectively, in the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (the “2008 Form 10-K”):

U.S. regulatory agencies including primarily the U.S. Department of Treasury (the “U.S. Treasury”), the Fed, the Federal Deposit Insurance Corporation (“FDIC”) and the Federal Reserve Bank of New York have taken a number of steps to enhance the liquidity support available to financial institutions such as Morgan Stanley and certain of its subsidiaries. These steps have included (i) expanding the types and quality of assets that can be used as collateral for borrowings by primary dealers from the Federal Reserve Bank of New York under the primary dealer credit facility, (ii) extending the term for which the Fed will lend the U.S. Treasury securities to primary dealers under its term securities lending facility, (iii) adopting temporary exceptions to the Federal Reserve Act limitations on transactions between insured depository institutions, such as Morgan Stanley Bank, N.A., and their affiliates to permit them to provide liquidity to their affiliates for assets typically funded in the tri-party repo market, and (iv) authorizing the Federal Reserve Bank of New York to extend credit to the U.S.- and London-based broker-dealer subsidiaries of Morgan Stanley and those of two other institutions against all types of collateral that may be pledged at the primary dealer credit facility. Furthermore, the FDIC agreed to temporarily guarantee certain senior unsecured debt of all FDIC-insured institutions, their U.S. holding companies, and of certain other affiliates accepted into the program, and to temporarily guarantee deposits in certain transaction accounts of FDIC-insured institutions or branches. Morgan Stanley and its FDIC-insured depository institutions are participating in both FDIC programs and will incur fees assessed in connection with such programs…

Global market and economic conditions have been disrupted and volatile, and in the fourth quarter of fiscal 2008, volatility reached unprecedented levels. In particular, the Company’s cost and availability of funding have been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. During the fourth quarter of fiscal 2008 the Company became a financial holding company under the BHC Act and gained additional access to various government lending programs and facilities including the Commercial Paper Funding Facility (“CPFF”), the Temporary Liquidity Guarantee Program (“TLGP”), the Term Securities Lending Facility (“TSLF”) and the Primary Dealer Credit Facility (“PDCF”)…

The Company believes this disclosure made clear to investors that there were unfavorable events, uncertainties and trends in the traditional markets from which the Company sourced liquidity and that, as a result, those underlying sources were subjected to variation as the Company moved from traditional sources of liquidity to other sources.

B. TLGP

The TLGP was established to address the lack of availability of unsecured funding during the height of the credit crisis, and the program was available to a wide variety of institutions. The debt that was guaranteed by the FDIC under the TLGP constituted a new class of unsecured funding compared with the Company’s historical funding sources, one that involved the credit support of another person, a U.S. governmental agency, to support issuance. Given this reliance on third party credit support in order to borrow in the unsecured markets, the Company believed it was important to provide readers with details of the nature of this new class of unsecured funding and its participation in the TLGP, including the amounts borrowed and a description of the terms of the program. Disclosure of the amount that could be borrowed under the TLGP with an FDIC guarantee also made sense as TLGP placed a numerical limit on the amount that any issuer could raise under the program.

The Company included disclosures regarding the TLGP and its participation therein in 2008 and 2009 and, based on subsequent correspondence with the Staff, further revised such disclosure in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”). The relevant disclosure on pages 79 and 80 in the Company’s 2009 Form 10-K, for example, is set forth below:

Temporary Liquidity Guarantee Program (“TLGP”). In October 2008, the Secretary of the U.S. Treasury invoked the systemic risk exception of the FDIC Improvement Act of 1991, and the FDIC announced the TLGP.

Based on the Final Rule adopted on November 21, 2008, the TLGP provides a guarantee, through the earlier of maturity or June 30, 2012, of certain senior unsecured debt issued by participating Eligible Entities (including the Company) between October 14, 2008 and June 30, 2009. Effective March 23, 2009, the FDIC adopted an Interim Rule that extends the expiration of the FDIC guarantee on debt issued by certain issuers (including the Company) on or after April 1, 2009 to December 31, 2012. The maximum amount of FDIC-guaranteed debt a participating Eligible Entity (including the Company) may have outstanding is 125% of the entity’s senior unsecured debt that was outstanding as of September 30, 2008 that was scheduled to mature on or before June 30, 2009. The ability of certain Eligible Entities (including the Company) to issue guaranteed debt under this program, under the Interim Rule described above, expired on October 31, 2009.

At December 31, 2009, the Company had $23.8 billion of senior unsecured debt outstanding under the TLGP. At December 31, 2008, the Company had commercial paper and long-term debt outstanding of $6.4 billion and $9.8 billion, respectively, under the TLGP. The weighted average rate at which the Company issued commercial paper and long-term debt, including TLGP fees, under the TLGP as of December 31, 2008 was 2.28% and 3.70%, respectively. The weighted average rate at which the Company issued long-term debt under TLGP in the first quarter of 2009, including TLGP fees was 2.80%. The Company did not issue any commercial paper under the program in the first quarter of 2009. The Company is unable to determine the benefit to operating results, if any, of issuing debt under the TLGP as there are no appropriate benchmarks due to the disruption in the debt capital markets at that time. There have been no issuances under the TLGP since March 31, 2009. See Note 9 to the consolidated financial statements for further information on commercial paper and long-term borrowings.

C. CPFF

The commercial paper market experienced difficulties in late 2008. According to Bloomberg, the commercial paper market fell 20 percent over six weeks from September 2008 to October 2008, as money-market investors fled for safer assets such as Treasuries.1 To ensure that companies had access to short-term credit, the Federal Reserve established the CPFF on October 27, 2008.

Historically, the Company had relied on commercial paper as an important form of short-term borrowing to finance securities inventories not funded with secured funding and other current assets. As of November 30, 2007, the Company had $22.6 billion of commercial paper borrowings outstanding. However, with the collapse of the commercial paper market in 2008, the Company’s commercial paper borrowings decreased to $7.4 billion at December 31, 2008 and $783 million at December 31, 2009. As part of its funding strategy, the Company has de-emphasized the use of commercial paper as a source of funding and commercial paper amounts have been included to show that commercial paper is not relied upon as it had previously.

The relevant disclosure on page 80 in the Company’s 2009 Form 10-K, for example, is set forth below:

Commercial Paper Funding Facility. During 2009, the Company had the ability to access the Commercial Paper Funding Facility (“CPFF”) which provided a liquidity backstop to U.S. issuers of commercial paper through a special purpose vehicle that purchased three-month unsecured and asset-backed commercial paper directly from eligible issuers. The CPFF program expired on February 1, 2010. As of December 31, 2009, the Company had no commercial paper outstanding under the CPFF program. As of December 31, 2008, the Company had $4.3 billion outstanding under the CPFF program.

D. PDCF and TSLF

Historically, a substantial portion of the Company’s funding sources has been secured financing, given a material portion of the Company’s total assets consisted of liquid marketable securities and short-term receivables that provide the Company with flexibility in financing these assets with collateralized borrowings. While the aggregate amount of the Company’s secured funding in 2008 and 2009 did not differ significantly from prior periods, and in fact decreased as the Company delevered in the face of the financial crisis, the source of such funding changed as a result of the lack of readily available traditional sources of secured funding.

Because of the market illiquidity in 2008, the Company participated in PDCF and TSLF to supplement its historical sources of secured financing where such sources were

[1]	See http://www.bloomberg.com/apps/news?pid=newsarchive&sid=aHWA87Aa2aQQ unavailable. The Company ceased utilization of these programs in March 2009 as the credit markets stabilized and the Company was able to access other sources of secured financing once again. Given the short duration of the Company’s full utilization of these programs and that the aggregate amount of secured funding was consistent with prior practice, and that sufficient collateral was posted under the programs, the Company determined that it was not meaningful to provide the amounts outstanding under these programs as of the end date of the periods reported. However, the Company determined that the extraordinary market conditions of late 2008 and the fact that the Company had to rely on PDCF and TSLF to supplement its usual secured financing sources warranted disclosure of the nature and terms of the programs. As such, the Company made disclosures in its filings regarding the PDCF and the TSLF, including the following disclosure on page 80 in its 2008 Form 10-K:

On March 11, 2008, the Fed announced an expansion of its securities lending program to promote liquidity in the financing markets for Treasury securities and other collateral. Under the TSLF, the Fed will lend up to $200 billion of Treasury securities to primary dealers secured for a term of 28 days (rather than overnight, as in the existing program) by a pledge of other securities, including federal agency debt, federal agency residential-mortgage-backed securities (“MBS”), and non-agency AAA/Aaa-rated private-label residential MBS. In September 2008, the Fed changed the TSLF from a monthly to a weekly competitive auction.

On March 16, 2008, the Fed announced that the Federal Reserve Bank of New York (the “New York Fed”) has been granted the authority to establish a PDCF. The PDCF provides overnight funding to primary dealers in exchange for a specified range of collateral. The Company may at times use the PDCF as an additional source of secured funding for its regular business operations. In September 2008, the New York Fed expanded the schedule of collateral acceptable under the PDCF.

In September 2008, the Company became a financial holding company under the BHC Act (see “Supervision and Regulation—Financial Holding Company” in Part I). Additionally, the Fed authorized the New York Fed to extend credit to the Company’s U.S. broker-dealer subsidiary against all types of collateral that may be pledged at the Fed’s Primary Credit Facility (“PCF”) for depository institutions or at the PDCF. The Fed also authorized the New York Fed to extend credit to the Company’s London-based broker-dealer subsidiary against collateral that would be eligible to be pledged at the PDCF.

E. TAF

The Company did not participate in TAF during 2008 or 2009.

2. FRC 501.06.c

The Company believes additional disclosure is not required under FRC 501.06.c Effects of Federal Financial Assistance Upon Operations. FRC 501.06.c, dating back to 1989, requires disclosure of the nature, amounts, and effects of federal financial assistance “… in connection with federally assisted acquisitions or restructurings” if such assistance has materially affected, or is reasonably likely to have a material future effect upon, financial condition or results of operations. The section refers to EITF Abstracts, Issue No. 88-19, which sets out the accounting treatment and financial statement disclosure of federal assistance “… associated with regulatory-assisted acquisitions of banking and thrift institutions”. In addition, the section provides an example of what disclosure is required in the case of a federally assisted corporate reorganization. Therefore, the section applies to financial institutions only when they are involved in federally assisted acquisitions or restructurings. Since the Company’s participation in the various Federal Reserve and FDIC sponsored funding programs did not involve any acquisitions or restructurings, rather, they were steps the Federal Reserve and FDIC took to enhance the liquidity available to financial institutions during a time of unprecedented disruption in funding markets, the Company respectfully submits that FRC 501.06.c does not apply to it in these instances.

3. Public Reports on Federal Reserve and FDIC Funding Programs

Notwithstanding certain news reports, the Company respectfully submits that during 2008 and 2009, investors were aware, through various news articles and reports, that financial institutions such as the Company were utilizing various Federal Reserve and FDIC sponsored funding programs. Furthermore, the Federal Reserve posted its financial statements publicly on its website; therefore the magnitude of support that the Federal Reserve provided to market participants under the various funding programs was available through those statements as well.

On December 6, 2011, Federal Reserve Chair Ben Bernanke released a staff memo addressing the Federal Reserve’s emergency lending activities during the financial crisis, citing “egregious errors and mistakes” in recent news articles and reports about such activities2. As noted in the memo, as required by the Emergency Economic Stabilization Act passed in late 2008, the Federal Reserve reported regularly on the outstanding balances in its lending facilities as well as on collateral for the loans, and additionally provided further information in monthly public reports on its website.

[2]	See http://www.federalreserve.gov/generalinfo/foia/emergency-lending-financial-crisis-20111206.pdf

4. Conclusion

Based on the foregoing, the Company respectfully submits that the Company’s disclosure relating to its participation in the various funding programs during 2008 and 2009 complies with and is appropriate and sufficient under S-K Item 303 and the related Interpretation and that FRC 501.06.c is not applicable to the Company in this instance.

*            *            *             *            *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Deputy Chief Financial Officer

cc:

Ruth Porat, Executive Vice President and Chief Financial Officer

Jeffrey M. Kottkamp, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP

Michael Seaman, Securities and Exchange Commission

Staci Shannon, Securities and Exchange Commission

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